
st.george

St.George Bank Limited
ABN 92 055 513 070

Group Secretariat
Level 15
182 George Street
Sydney NSW 2000

Postal Address:
PO Box R221
Royal Exchange NSW 1225

Telephone: 612 9236 1469
Facsimile: 612 9236 1899
Email: bowanm@stgeorge.com.au

21 July 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Mr. Michael Coco


03024853

Dear Sir

St.George Bank Limited: 12g3-2(b) Information - File No.82-3809

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that St.George Bank Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since May 16, 2002, the date of the Company's application for reinstatement of the exemption from Rule 12g3-2(b) of the Exchange Act:

- Dividend Reinvestment Plan
- New SGB Eurocurrency Benchmark Oversubscribed
- Declaration of PRYMES Dividend
- New Issue of Shares – Dividend Reinvestment Plan
- New Issue Announcement
- Shareholder Newsletter
- Directors' Interest Notices x 3
- New Issue Announcement
- New Issue Announcement
- ASGARD signs agreement with AMP
- New Issue Announcement

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at 612 9236 1278.

Yours sincerely

Michael Bowan
General Counsel and Secretary

dlw 7/29


st.george
TM

To: Companies Announcements
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	551
Pages(Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**Dividend Reinvestment Plan**
Date Sent:	19 June 2003

The issue price in respect of shares to be issued under the Bank's Dividend Reinvestment Plan for the Bank's interim dividend (to be paid on 2 July 2003) will be $21.48.

Yours sincerely

Michael Bowan
General Counsel and Secretary

news release


st.george

25 June, 2003
RE030603

NEW ST.GEORGE EURO CURRENCY BENCHMARK OVERSUBSCRIBED

St.George Bank Limited announced the pricing in London yesterday of its new Euro 500 million 5 year floating rate notes (FRNs) issue. With a coupon of Euribor plus 15 basis points, the all-in pricing was set at 99.716%, representing an all-in margin of Euribor plus 22 basis points.

The issue will establish a new benchmark for St.George in the important euro currency market. The FRNs will be settled on 30 June 2003 and will mature on 30 June 2008. Barclays Capital and UBS were Joint Lead Managers.

Following a series of investor presentations by St.George executives, the issue was met with very strong demand from a broad spread of investors across Asia, the United Kingdom and Europe. The issue was oversubscribed with allocations made to 43 individual investors.

The issue successfully furthers St.George's long-standing strategy to diversify its global funding markets and broaden its investor base.

St.George is rated A by Standard & Poor's, A2 by Moody's Investors Service and A+ by Fitch Ratings.

Media contact: Jeff Sheehan, Chief Manager, Capital Markets
Tel. 0412 151194 (mobile)
or
Greg Kenny, General Manager, Group Treasury & Capital Markets
Tel. (02) 9320 5507

FILE NO. 82-3809


st.george

To: Companies Announcements
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	553
Pages(Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**Declaration of Dividend/Record Date for St.George Bank PRYMES**
Date Sent:	1 July 2003

St.George Bank advises that in accordance with the Terms of Issue of the Bank's PRYMES, the Board has declared a half yearly dividend of $3.15 per PRYMES to be paid 20 August 2003 with a record date for determination of entitlements of 6 August 2003.

Franking credit – 100% of this payment is franked at 30%.

Yours sincerely

Michael Bowan
General Counsel and Secretary

FILE NO. 82-3809



To: Companies Announcements
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	554
Pages (Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**New Issue of Shares – Dividend Reinvestment Plan**
Date Sent:	1 July 2003

In reference to the dividend payment to be made to St.George Bank Shareholders on 2 July 2003, we advise that as a result of the Dividend Reinvestment Plan, 3,205,169 ordinary shares will be issued on 2 July 2003 with an issue price of $21.48 per share (subject to any minor adjustment which will be advised in our Application for Quotation). The new shares issued rank equally in all respects with other ordinary shares. The amount of capital raised as a result of the DRP is approximately $69 million.

Yours sincerely

Michael Bowan
General Counsel and Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	5,930
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Share issued under the St.George Bank Executive Performance Share Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1 July 2003

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
502,294,099	Ordinary shares
3,000,000	PRYMES
174,965	8.5% unsecured capital notes
217,134	8.25% unsecured capital notes

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,547	Redeemable preference borrower share
		359,095	Redeemable preference depositor share
		1	Perpetual Note

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the same manner as other quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- *the date from which they do*
- *the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment*
- *the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment*

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:  Date: 1/7/2003

Secretary

Print name: Michael Bowan

== == == == ==

FILE NO. 82-3809



RETHINK

st.george

CLEVER INVESTMENTS

ISSUE 16 | JUNE 2003
ST.GEORGE BANK LIMITED ABN 92 055 513 070

SHAREHOLDER

Chairman's message

The Bank announced a very pleasing result for the half-year to 31 March. Profit available to ordinary shareholders was $298 million compared with $157 million for the corresponding period last year.

Last year's result was affected by one-off or non-recurring items of $87 million. When these are adjusted to provide a normalised comparison, profits increased in the first half-year by 22%.

The result reflected strong revenue growth for the period, stable interest margins and interest rates generally, maintenance of superior credit quality, effective cost management and a significant improvement in residential lending volumes.

For the sixth consecutive reporting period, the Directors were pleased to be able to increase the dividend to 45 cents fully franked. On this occasion, the Directors decided to continue the operations of the Dividend Reinvestment Plan without a cap as to participation, but with no discount.

I remind shareholders that the Dividend Reinvestment Plan is but one of a number of components of capital management. The Bank has decided to make a minor modification to the conditions of the Dividend Reinvestment Plan (detailed on page 4) to assist in managing its level of capital efficiency and in the interest of all shareholders. Further modifications may be made in future periods if required.

The level of capital for a Bank is very important and is regulated carefully by the Australian Prudential Regulatory Authority, or APRA, and the various rating agencies, such as Moody's and Standard & Poors. Our capital, as measured by APRA, is divided into two parts – Tier 1, which is essentially ordinary share capital, the Bank's reserves and retained profits; Tier 2, which is the Bank's asset revaluation reserve and various debt instruments which have been raised in the form of near capital and the General Provision for doubtful debts.

APRA also requires the Bank to deduct various investments and allocated capital in non-bank activities and, in our case, a sizeable amount for goodwill which was raised at the time of the acquisition of Advance Bank.

As at 31 March, the Bank's capital position was more than satisfactory with Tier 1 capital at 7.7% of risk weighted assets and Tier 2 at 3.0%. While the Bank's performance remains strong, capital is accumulated internally and fine tuning is required to avoid being over-capitalised to the detriment of shareholders.

We have already mentioned to the market that there will be the potential for the Bank to buy back some of its shares during this second half of the Bank's year.

Return on ordinary equity before goodwill as measured at the half-year and annualised was at a record of 20.4%, up from 19.3% last year.

Various initiatives were taken during the period to manage our capital position, including a US$1.1 billion securitisation of residential loan receivables through the Crusade Programme and the raising of $46 million of ordinary capital through the Dividend Reinvestment Plan.

A pleasing feature of the Bank's performance in the first half was the improvement in the volume of lending for housing. Other avenues of lending also increased and this demonstrates the focus of our strategic priorities. Credit quality remains sound.

Despite difficult conditions in the equity markets, our managed funds position had a small gain over the past six months.

In the Bank's view, there has been a slight improvement in the economy over the more recent past. Growth in Australia is around 3% which compares favourably considering the negative effects of the drought and international slowdown.

While subdued employment growth, the SARS virus (affecting international tourism) and ongoing weakness in the major economies are negative factors in the period ahead, the outlook for the Bank should be satisfactory. Housing growth will continue, but at a slower rate and as drought conditions fade, farm production should bounce from a low base. Consumer spending and investment are expected to grow in the second half.

The Bank has indicated to the market that an earnings per share growth of 11–13% is targeted for 2003. The final outcome is dependent on a number of factors, including retail deposit growth and the performance of the financial markets, including equities. The control of operating costs will continue, but we have indicated that further investment is necessary in key priority areas such as training, re-designing business processes and targeted staff increases in sales and service areas.

The target of double digit earnings per share growth for the financial years 2004 and 2005 remains in place.

In February, we were pleased to announce a banking alliance in New Zealand with Foodstuffs, New Zealand's largest supermarket retailer. Initial indications are that the product launched at opening has been well received and a further product is planned for introduction during this second half.

The alliance provides the Bank with a low cost, low risk entry point into a new market for core retail banking products which is consistent with the Bank's organic growth strategy.

More recently, the Bank was voted "Best Bank" by Australian Banking & Finance magazine in its annual awards. This is a very pleasing reward for the management and staff who have worked hard to improve the performance of the Bank.

Good performance is usually linked to strong leadership and I am pleased to acknowledge that Mrs Kelly was awarded the "Best Financial Executive". On behalf of the Directors, I extend to Mrs Kelly, the management and staff of the Bank our sincere congratulations.

Mr John Mallick retired as a Director with effect from 31 May.



Mr Mallick has been a member of the Board since 1993 and Deputy Chairman since 1996. During that time he has made an outstanding contribution to the board. As well as holding the office of Deputy Chairman, he was the Chairman of the Audit & Compliance Committee, a member of the Nomination & Remuneration Committee, the Bank's nominee on the various staff superannuation funds and a director of the Bank's funds administration subsidiary, Sealcorp. He has also been a Governor of the St.George Foundation.

On behalf of the Directors and everyone at St.George Bank, I should like to thank Mr Mallick for his past services and wish he and his wife, Jean, every success and good health in retirement.

SHAREHOLDER

Highlights

(Comparisons are to the March 2002 half year)

- **Profit before significant items rose 22% to $298 million.**
- **Interim dividend rose 18% to 45 cents per ordinary share.**
- **Non-interest income increased 9% to $448 million.**
- **Annualised basic earnings per ordinary share (before significant items and goodwill amortisation) increased 15% to 140.6 cents.**
- **Annualised return on average ordinary equity (before significant items and goodwill amortisation) increased from 19.29% to 20.36%.**
- **Residential receivables (including securitisation) grew 10% to $38.5 billion. Annualised growth since September 2002 was 12.5%.**

Financial summary

Statement of Financial Position as at

(selected items)	Mar 03 $m	Sep 02 $m	Mar 02 $m
Total Assets	**57,340**	55,004	52,577
Loans and other receivables	**44,718**	42,767	40,811
Treasury securities	**5,590**	6,169	5,443
Retail deposits	**31,847**	29,670	27,543
Other borrowings	**16,362**	17,029	17,029
Shareholders' Equity	**4,200**	3,838	3,740

Statement of Financial Performance

Half-Year Ended	Mar 03 $m	Sep 02 $m	Mar 02 $m
Interest income	**1,667**	1,571	1,493
Interest expense	**956**	886	845
Net interest income	**711**	685	648
Non-interest income	**448**	441	411
Bad and doubtful debts expense	**(48)**	(53)	(34)
Operating expenses	**(624)**	(631)	(614)
Share of net loss of equity accounted associates	**(3)**	-	(1)
Operating profit before income tax and significant items	**484**	442	410
Income tax expense	**159**	135	135
Operating profit after income tax	**325**	307	275
Outside equity interests	**-**	-	1
Operating profit after income tax, outside equity interests and before significant items	**325**	307	274
Preference dividends	**27**	28	30
Profit after tax and before significant items	**298**	279	244
Significant items (net of income tax)	**-**	67	87
Profit available to ordinary shareholders	**298**	212	157

Performance Ratios

Half-Year Ended	Mar 03 %	Sep 02 %	Mar 02 %
Return on average assets (annualised)			
• before significant items and goodwill	**1.34**	1.27	1.25
• after significant items and goodwill	**1.15**	0.89	0.71
Return on average ordinary equity (annualised)			
• before significant items, goodwill and after preference dividends	**20.36**	19.80	19.29
• after significant items, goodwill, OEI and preference dividends	**17.24**	13.33	10.09
Expense / income ratio			
• excludes significant items and goodwill	**49.2**	52.1	52.7

FILE NO. 82-3809

Managing Director's message

I was pleased to report, on behalf of the Group, a strong profit for the half-year ended 31 March 2003. Underpinning the result was a 22% increase in after-tax profit for this half-year of $298 million compared to the previous corresponding period.

Overall Results

Key highlights of this year's Interim Results compared to March 2002 were:

- Earnings per share increased by 14.9%.
- Strong revenue growth
  - *Net interest income* increased by 9.7%
  - *Non-interest income* increased by 9.0%.
- Stable profit margins
  - *Group interest margin* increased from 2.77% to 2.80%.
- Improved cost management
  - *Expense-to-income* ratio decreased from 52.7% to 49.2%.
- Continued credit quality
  - *Bad debts to total receivables* increased marginally from 0.17% to 0.21% - which is much lower than the major banks.
- Increased dividend
  - *45 cents per share* – sixth consecutive increase.

During the period, all our business units performed strongly.

- Personal Customers delivered a 13% increase in before-tax profit compared to the previous corresponding period. This is due to strong growth in non-interest income driven by higher business volumes, continued growth in electronic banking activities and profit arising from the sale of buildings.
- Institutional and Business Banking (IBB) produced another solid return with a 16% increase in before-tax profit. IBB now contributes 31% of the Group's total profit. This result is due to good cost management and stable credit performance.
- BankSA continued to capitalise on its market leading position with solid lending and deposit growth resulting in a 15% increase in before-tax profit. Bad and Doubtful debts continue to be consistently low.
- Our managed funds, through our Wealth Management arm, have performed resiliently in a difficult market remaining stable at $17.7 billion.

For the Group as a whole, 2003 is a year of implementation. Having spent the latter half of 2002 designing the strategy, assembling the team and specifying priorities, our focus is clearly one of delivering.

I am pleased to report that we have made good progress in our identified priority areas. I will comment here on two of these areas; home loans and brand customer service.

Home loans are an extremely important and challenging area, one in which, over a number of years, we have lost market share. While we still have a lot to do, there have been positive indications that this is changing. Our annualised growth in home lending for this first half-year increased to 12.5% (full year for 2002 was 8.6%). Importantly, we are not simply pursuing growth for growth's sake. We are pursuing profitable growth and in doing so we are putting significant focus on the retention of our customers and on effective product management.

We have also made solid progress in improving our relationships with the broker channel, increasing the amount of loans sourced through brokers from 31% in the 12 months to September 2002 to 36% in the six months to March 2003. We are also focusing on our internal distribution channels, seeking to improve both skills and productivity levels.

The St.George brand position is very important to our strategy. Our recently launched RETHINK campaign is designed to reinforce St.George's friendliness while emphasising that we are smart, innovative and provide a wide range of sophisticated products and services.

Essential to this brand positioning is the work we are doing to improve our service delivery. This has included developing a better understanding of our customer needs (by segment). We also recognise that our people are key to our success in delivering superb customer service. I am proud of the St.George staff and of the positive and friendly attitude they bring to their work.

In summary, we have had a strong first six months. Looking forward, we have increased our growth target as measured by earnings per share (EPS) from 10% to 11-13% for the full year. The final outcome is dependent upon a number of factors including trends in retail deposit growth and the performance of the financial markets.

In terms of 2004 and 2005 we remain confident of achieving our continued double digit EPS growth target.

I thank you for your continued support.

"We remain confident of achieving our continued double digit EPS growth target."



Gail Kelly
Managing Director

FILE NO. 82-3809

SHAREHOLDER

Financial calendar

12 June 2003	Ex-dividend trading for ordinary shares
18 June 2003	Record date for ordinary share dividend
2 July 2003	Payment of interim ordinary dividend
31 July 2003	Ex-dividend trading for PRYMES
6 August 2003	Record date for PRYMES dividend
20 August 2003	Payment date for PRYMES dividend
30 September 2003	Financial year end
*5 November 2003	Final profit and ordinary dividend declared
*1 December 2003	Ex-dividend trading for ordinary shares
*5 December 2003	Record date for ordinary share dividend
*19 December 2003	Payment of final ordinary dividend
*19 December 2003	Annual General Meeting
*2 February 2004	Ex-dividend trading for PRYMES
*6 February 2004	Record date for PRYMES dividend
*20 February 2004	Payment date for PRYMES dividend
*31 March 2004	Half-financial year end
*4 May 2004	Interim profit and ordinary dividend declared
*31 May 2004	Victorian Shareholders' Presentation
*14 June 2004	Ex-dividend trading for ordinary shares
*18 June 2004	Record date for ordinary share dividend
*02 July 2004	Payment of interim ordinary dividend

* proposed dates only

Shareholder enquiries

All shareholder enquiries should be directed to the Bank's share registry:

Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street, Sydney, NSW 2000

Postal Address:

GPO Box 4519, Melbourne, VIC 8060, Australia

Telephone: 1800 804 457
International: 613 9615 5970
Facsimile: 613 9611 5710
Website: www.computershare.com.au

St.George Bank Annual General Meeting 19 December 2003

The venue for this year's Annual General Meeting will be the Tumbalong Auditorium at the Sydney Convention and Exhibition Centre, Darling Harbour.

Dividend Reinvestment Plan (DRP)

The Terms and Conditions of the DRP will be modified, effective from 3 August 2003 and will be operational for the final 2003 dividend, payable mid-December 2003.

The modification is to delete the definition of "Market Price" in clause 1.1 and replace it with the following:

"**Market Price** means the average of each day's volume weighted average price (expressed in terms of cents and with fractions of cents rounded to the nearest full cent) of all the shares of St.George sold on the Australian Stock Exchange during the 10 days of trading commencing on the second day after the record date for determination of entitlement to the relevant dividend."

Explanation

The modification will provide St.George more flexibility in its capital management requirements, by enabling St.George to more closely match its issuing of DRP shares with a contemporaneous on-market share buy-back (should that be required).

Currently, the pricing for the DRP is based on the market volume weighted average price over a five-day pricing period, being the five trading days prior to and inclusive of the relevant record date. For all dividends payable after 3 August 2003, St.George will use the average of each day's volume weighted average price over a 10-day pricing period, commencing on the second trading day after the relevant record date.

Advice/Statement

In future, the combined dividend payment advice/holding statement will be dispatched to DRP participants within 10 business days of the dividend payment date.

To change your participation

If Shareholders wish to change their DRP participation, they may do so by contacting the Bank's share registry. For a change in DRP participation to be effective for the next dividend payment, it must be received by the date of determination of entitlement for that payment.

Sell-back rights – ATO litigation

In February 2001, St.George granted Sell-back rights to effect an off-market buy-back. The Australian Taxation Office (ATO) issued a Class Ruling stating that shareholders who received Sell-back rights would be liable to income tax on the market value of these Rights.

Shareholders were informed in November 2002, that St.George would continue to contest the ATO's view on behalf of shareholders, so long as there is a strong prospect of obtaining a satisfactory outcome. St.George continues to proceed with this litigation, which will be heard in the Federal Court.

In accordance with the court procedures, documents were filed by the parties in January and February. A hearing on this matter has been set down for 25 and 26 September 2003. St.George will continue to advise shareholders of material developments in the litigation.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ST.GEORGE BANK LIMITED	
ABN 92 055 513 070	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Frank J Conroy
Date of last notice	17 December 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct 6,682 shares (fully paid ordinary) Indirect 6,497 shares (fully paid ordinary) 63 PRYMES
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Indirect Director of shareholder
Date of change	2 July 2003
No. of securities held prior to change	13,042 shares (fully paid ordinary) 63 PRYMES
Class	Fully Paid Ordinary
Number acquired	137 shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$21.48 per share
No. of securities held after change	13,179 shares (fully paid ordinary) 63 PRYMES
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares acquired as a result of participation in the St.George Bank Dividend Reinvestment Plan.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ST.GEORGE BANK LIMITED
ABN 92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Leonard F Bleasel
Date of last notice	17 December 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct 35,710 shares (fully paid ordinary) 427 PRYMES
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	2 July 2003
No. of securities held prior to change	34,977 shares (fully paid ordinary) 427 PRYMES
Class	Fully Paid Ordinary
Number acquired	733 shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$21.48 per share
No. of securities held after change	35,710 shares (fully paid ordinary) 427 PRYMES
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares acquired as a result of participation in the St.George Bank Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ST.GEORGE BANK LIMITED
ABN 92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Paul D R Isherwood
Date of last notice	17 December 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct 13,016 shares (fully paid ordinary) 10,983 shares (fully paid ordinary)*
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	* joint holding with spouse.
Date of change	2 July 2003
No. of securities held prior to change	23,507 shares (fully paid ordinary)
Class	Fully Paid Ordinary
Number acquired	492 shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$21.48 per share
No. of securities held after change	23,999 shares (fully paid ordinary)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares acquired as a result of participation in the St.George Bank Dividend Reinvestment Plan.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

03 JUL 28 AM 7:21

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	843
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Share issued under the St.George Bank Executive Performance Share Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	7 July 2003

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
502,294,942	Ordinary shares
3,000,000	PRYMES
174,965	8.5% unsecured capital notes
217,134	8.25% unsecured capital notes

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,547	Redeemable preference borrower share
		359,095	Redeemable preference depositor share
		1	Perpetual Note

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the same manner as other quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents *Note: Security holders must be told how their entitlements are to be dealt with.* Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

- [ ] Cheque attached

- [ ] Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

- [ ] Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: Secretary Date: 7/7/2003

Print name: Rhonda Lee Quan

== == == == ==

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	68,760
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	1. 60,000 shares - $10.73 2. 8,760 shares - Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1. Shares issued under the St.George Bank Executive Option Plan 2. Share issued under the St.George Bank Executive Performance Share Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	10 July 2003 – 66,000 11 July 2003 – 2,760

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
502,363,702	Ordinary shares
3,000,000	PRYMES
174,965	8.5% unsecured capital notes
217,134	8.25% unsecured capital notes

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,547	Redeemable preference borrower share
		359,095	Redeemable preference depositor share
		1	Perpetual Note

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the same manner as other quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: Secretary Date: 10/7/2003

Print name: Rhonda Lee Quan

== == == == ==

+ See chapter 19 for defined terms.



SEALCORP
A MEMBER OF THE ST.GEORGE GROUP

MEDIA RELEASE 14/07/2003

ASGARD signs agreement with AMP to provide platform for new wrap products

ASGARD has successfully completed negotiations with AMP Australian Financial Services, announcing the signing of a five year agreement to provide its industry leading e-wrap platform as a basis for future AMP wrap products.

Chief Executive of SEALCORP Holdings Ltd, Mr Ian Knox, said the partnership will combine the administrative excellence of ASGARD with AMP's distribution power as one of the country's largest wealth managers to create benefits for investors and financial planners.

"Previously ASGARD had provided master trust services to AMP's Hillross Financial Services and we are pleased to sign this agreement which continues and expands ASGARD's relationship with AMP," said Mr Knox.

Under the agreement, AMP will have access to ASGARD's comprehensive e-wrap service combined with the consolidated reporting and administrative support of adviserNET.

AMP plans to develop new wrap products for its Australian dealer groups on ASGARD's e-wrap platform, complementing AMP's existing and comprehensive range of retail master trust products.

The agreement will mean greater flexibility and choice for AMP's planner network, providing competitive pricing and superior reporting for clients through a market leading platform.

"The agreement with AMP represents further recognition of ASGARD's reputation as an innovator in the e-wrap market and the superior dealer group operational and reporting support that ASGARD provides," Mr Knox said.

"Our unique offering of master trust, wrap and separately managed accounts through one consolidated platform gives advisers a competitive advantage by enabling them to choose the best fit for their businesses to achieve a tailored solution for their clients."

Media contact:

St.George Corporate Relations
Ph: (02) 9236 3534

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3,210,936
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

> Yes, with existing fully paid ordinary shares.

5 Issue price or consideration

> 1. 3,205,169 - $21.48
> 2. 5,767 shares - Nil

6 Purpose of the issue
(If issued as consideration for the acquisition of assets, clearly identify those assets)

> 1. Shares issued under the St.George Bank Dividend Reinvestment Plan
> 2. Share issued under the St.George Bank Executive Performance Share Plan.

7 Dates of entering +securities into uncertificated holdings or despatch of certificates

> 02 July 2003 – 3,205,169
> 18 July 2003 – 5,767

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
505,574,638	Ordinary shares
3,000,000	PRYMES
174,965	8.5% unsecured capital notes
217,134	8.25% unsecured capital notes

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,547	Redeemable preference borrower share
		359,095	Redeemable preference depositor share
		1	Perpetual Note

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the same manner as other quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their *entitlements are to be dealt with.* *Cross reference: rule 7.7.*	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

- [ ] Cheque attached

- [ ] Electronic payment made

  Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

- [ ] Periodic payment as agreed with the home branch has been arranged

  Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:  Date: 15/7/2003

Secretary

Print name: Michael Bowan

== == == == ==

207 **FILE NO. 82-3809**

ASIC registered agent number 14475
lodging party or agent name ST.GEORGE BANK LIMITED
office, level, building name or PO Box no.
street number & name
suburb/city state/territory postcode
telephone ( )
facsimile ( )
DX number suburb/city

ASS. CASH. PROC. REQ-A REQ-P



Australian Securities & Investments Commission

Notification of
share issue

form **207**

Corporations Act 2001
254X(1)

company name ST.GEORGE BANK LIMITED
A.C.N. 92 055 513 070

Details of the issue

date of issue (d/m/y) / / or period of issue (d/m/y) from 01 / 07 / 2003 to 18 / 07 / 2003

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID

If you are listing any of the common classes of shares shown below, show only the class code.
If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	21,300	NIL	
ORD	3,205,169	$21.48	
ORD	60,000	$10.73	

1. Have all shares been issued for cash only? Yes ☐ No ☒
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes ☐ No ☒
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

Signature

I certify that the information in this form is true and complete.

print name MICHAEL BOWAN capacity SECRETARY

ASIC registered agent number 14475

lodging party or agent name ST.GEORGE BANK LIMITED

office, level, building name **or** PO Box no.

street number & name

suburb/city state/territory postcode

telephone ( )

facsimile ( )

DX number suburb/city

208 FILE NO. 82-3809

A BARCODE IS NOT REQUIRED ON THIS DOCUMENT

ASS. CASH. PROC. REQ-A REQ-P



Australian Securities & Investments Commission

Notification of

details of shares issued other than for cash

form **208**

Corporations Act 2001
117(2), 163(3), 254X(1), 601BC(2)

company name ST.GEORGE BANK LIMITED

A.C.N. 92 055 513 070

Details of the shares issued

class code	total number of shares issued	date of issue (d/m/y)
ORD	5,930	01/07/2002
ORD	843	07/07/2003

class code	total number of shares issued	date of issue (d/m/y)
ORD	6,000	10/07/2003
ORD	2,760	11/07/2003

class code	total number of shares issued	date of issue (d/m/y)
ORD	5,767	18/07/2003

Details of the issue

(Tick the boxes which apply and fill in the details required.)

☐ ***The issue was made under a contract not reduced to writing.***

date of the contract (d/m/y) / /

parties to the contract

nature of the contract

☐ **The issue was made under written contract.**

date of the contract (d/m/y) / /

parties to the contract

nature of the contract

☐ **The issue was made under a provision in the company's constitution / replaceable rules.**

relevant clauses in constitution **and/or** replaceable rules

☐ **The issue was made in satisfaction of a dividend declared in favour of, but not payable in cash to the shareholders.**

or

☐ **The issue was made by using an account or reserve to pay up, or partly pay up, unissued shares to which the shareholders have become entitled.**

date of relevant resolution or authority (d/m/y) / /

summary of the provisions of the relevant resolution or other authority

☐ ***The issue was made in satisfaction or part satisfaction of the purchase price of property.***

details of the property:

amount paid in cash	$
amount deemed as paid in shares issued	$
amount of debt released or liabilities assumed (including mortgages on the property)	$
TOTAL purchase price	**$**

☒ ***The issue was made in consideration of services rendered or any other consideration not mentioned above.***

details: THE SHARES WERE ISSUED TO ST.GEORGE BANK LIMITED STAFF UNDER THE TERMS OF THE EXECUTIVE PERFORMANCE SHARE PLAN APPROVED BY SHAREHOLDERS AT THE ST.GEORGE BANK LIMITED ANNUAL GENERAL MEETING HELD ON 3 FEBRUARY 1998.

Signature

I certify that the information in this form is true and complete.

print name MICHAEL BOWAN - SECRETARY 21/07/2003 capacity

sign here



Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins